                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                 SCHEDULE TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          ----------------------------
                           GERBER CHILDRENSWEAR, INC.
                       (Name of Subject Company (issuer))

                                  CRADLE, INC.,
                  a wholly-owned subsidiary of Kellwood Company
                                       and
                                KELLWOOD COMPANY
                       (Name of Filing Persons (offeror))

                     Common Stock, Par Value $0.01 Per Share

                 Class B Common Stock, Par Value $0.01 Per Share
                         (Title of Classes of Securities)
                                    373701101
                                 (Common Stock)
                      (CUSIP Number of Class of Securities)
                                  Hal J. Upbin
                            Chairman, President & CEO
                                Kellwood Company
                              600 Kellwood Parkway
                               St. Louis, MO 63017
                                 (314) 576-3100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

         Thomas H. Pollihan                        Frederick W. Axley, P.C.
Senior Vice President, Secretary and         McDermott, Will & Emery, Suite 4700
          General Counsel                           227 West Monroe Street
          Kellwood Company                          Chicago, Illinois 60606
        600 Kellwood Parkway                            (312) 372-2000
        St. Louis, MO 63017
           (314) 576-3100

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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which this statement relates:

      [x]    third party tender offer           [ ]    going-private transaction
             subject to Rule 14d-1                     subject to Rule 13e-3

      [ ]    issuer tender offer                [ ]    amendment to Schedule 13D
             subject to Rule 13e-4                     under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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       This Amendment No. 1 (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on May 24, 2002 by Cradle, Inc. ("Cradle"), a Delaware corporation, and Kellwood Company, a Delaware corporation ("Kellwood"), of which Cradle is a wholly owned subsidiary, relating to the third party tender offer by Cradle to purchase all of the issued and outstanding shares of (i) Common Stock, par value $0.01 per share, of Gerber Childrenswear, Inc., a Delaware corporation ("Gerber") and (ii) Class B Common Stock, par value $0.01 per share, of Gerber, for consideration consisting of a combination of Kellwood common stock, par value $.01 per share, and cash with a value of $6.85 per share, comprised of at least $3.42 in cash, net without interest, and up to $3.43 in value of shares of Kellwood Common Stock (together with the associated preferred stock purchase rights), upon the terms and subject to the conditions set forth in the Preliminary Prospectus dated May 23, 2002, as amended on June 20, 2002 (the "Preliminary Prospectus") and in the related Letter of Transmittal which are Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO.

       The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in response to Items 1 - 11 of this Schedule TO.

       Items 1 through 11 are amended to add the following provisions:

       In answer to Items 1 through 11, this Schedule TO incorporates by reference the following: (i) Kellwood's Annual Report on Form 10-K for the year ended January 31, 2002, filed hereto as Exhibit (z)(1); (ii) Kellwood's consolidated financial statements and related information for the year ended January 31, 2002, filed hereto as Exhibit (z)(2); (iii) the Preliminary Prospectus of Kellwood, as amended on June 20, 2002, which is incorporated by reference to Kellwood's Amendment No. 1 to its Registration Statement on Form S-4, filed with the Securities and Exchange Commission on June 20, 2002, and
(iv) Kellwood's Current Report on Form 10-Q for the three months ended April 30, 2002, filed hereto as Exhibit (z)(3). Gerber's most recent Annual Report on Form 10-K and Current Report on Form 10-Q were distributed to Gerber shareholders with the Preliminary Prospectus.

       Kellwood amended the Prospectus referred to in Exhibit (a)(1)(i) and issued press releases contained in Exhibit (a)(5)(v) and (a)(5)(vi) hereto. The information included in the press releases is incorporated herein by reference. In addition, forms of opinions of tax counsel with respect to the tax consequences of the offer and the merger are contained in Exhibits (h)(1) and
(h)(2) hereto.

Item 12.  Exhibits.

       Item 12 is hereby amended to add the following exhibits:

       (a)(1)(iv) Preliminary Prospectus of Kellwood is incorporated herein by reference to Kellwood's Registration Statement on Form S-4, as amended on June 20, 2002.

       (a)(5)(v)  Press release issued by Kellwood on May 31, 2002.

       (a)(5)(vi) Press release issued by Kellwood on June 18, 2002.

       (h)(1) Form of opinion of McDermott, Will & Emery regarding qualifications of offer and merger as a tax-free reorganization (incorporated herein by reference to Exhibit 8.1 to Kellwood Registration Statement on Form S-4, as amended on June 20, 2002).

       (h)(2) Form of opinion of Kirkland & Ellis regarding qualifications of offer and merger as a tax-free reorganization (incorporated herein by reference to Exhibit 8.2 to Kellwood's Registration Statement on Form S-4, as amended on June 20, 2002).

       (z)(1) Kellwood's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on April 24, 2002.

       (z)(2) Kellwood's consolidated financial statements and related information, as filed as Exhibit 13 to Kellwood's Form 10-K as filed with the Securities and Exchange Commission on April 24, 2002.

       (z)(3) Kellwood's Current Report on Form 10-Q, as filed with the Securities and Exchange Commission on June 14, 2002.

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       SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  KELLWOOD COMPANY


                                  By: /s/ Hal J. Upbin
                                     -------------------------------------------
                                     Hal J. Upbin
                                     Chairman, President and Chief Executive
                                     Officer


                                  CRADLE, INC.



                                  By: /s/ Thomas H. Pollihan
                                     -------------------------------------------
                                     Thomas H. Pollihan
                                     Senior Vice President, Secretary and
                                     General Counsel



Dated: June 20, 2002.